Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

December 12, 2022

Jay Williamson, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective No. 141 to the Registration Statement of USCF ETF Trust; File Nos. 333-196273 and 811-22930

Dear Mr. Williamson:

On behalf of the USCF ETF Trust (the “Trust”), attached for filing with the Securities and Exchange Commission is Post-Effective Amendment No. 141 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).  The Amendment is being filed pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended, for the purpose of amending and updating the prospectus and statement of additional information (“SAI”) for the USCF Energy Commodity Strategy Absolute Return Fund (the “Fund”).

The initial filing for the Fund was made on January 9, 2020 in Post-Effective Amendment No. 73.  On each of February 24, 2020, June 1, 2020, and June 11, 2020, SEC Staff reviewer, Ray Be, provided oral comments on Amendment No. 73 on behalf of the SEC staff (the “Staff”) to me during a telephone call.  In email correspondence with Mr. Be in early February, 2021, I informed the Staff that the Trust intended to file an additional amendment under paragraph (a)(2) of Rule 485 in order to incorporate the Staff’s comments into the filing.  On February 5, 2021, Post-Effective Amendment No. 101 was filed to update the prospectus and SAI for the Fund.  Additionally, correspondence was filed to respond to the previously issued Staff comments.  During the period from the initial filing until Post-Effective Amendment No. 101, the Trust timely filed delaying amendments to delay the effectiveness of the registration statement for the Fund.

As I discussed during an August 31, 2022 telephone call with you and as noted in correspondence filed by the Trust on June 24, 2021, due to an administrative error that led to a failure to file a delaying amendment, Post-Effective Amendment No. 101 inadvertently went effective on June 18, 2021, which was before such time as the Trust intended to begin offering the Fund. In the correspondence filed on June 24, 2021, the Trust represented that, prior to offering any shares of the Fund, it would file an amended registration statement relating to the Fund pursuant to Rule 485 of the Securities Act. The Trust is now filing this Post-Effective Amendment No. 141 in preparation for the launch of the Fund.

On March 24, 2021, via telephone, SEC Staff reviewer, Elena Stojic, provided comments to me regarding Post-Effective Amendment No. 101. Correspondence containing those comments and the Trust’s response to those comments has not yet been filed. Thus, those comments and the Trust’s response to those comments, are included immediately below.

1.	It is stated on page 1 of the prospectus under the heading “Investment Objective” that the Fund “seeks long-term total return,” but elsewhere stated on pages 2, 10, and 11 of the prospectus that the fund “seeks total return.” Please conform these statements of the Fund’s investment objective to be identical.

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Jay Williamson, Esq. December 12, 2022 Page 2

Response: The Trust has conformed each of these statements of the Fund’s investment objective to be identical and to provide that the Fund “seeks long-term total return.”
2.	In connection with the Energy Sector Risk Factor on page 13 of the prospectus, the Fund makes a statement that it concentrates in the energy sector. If the Fund does, in fact, concentrate in an industry or group of industries, please makes sure that any concentration policy is discussed in Item 4 and Item 9 of the Prospectus. Please also ensure that any policy on concentration is with respect to an industry rather than a sector.
Response: The Fund does not intend to concentrate its investments in any one industry or group of industries. The Fund has revised the risk factor in question to reference “investing” in the energy sector rather than “concentrating” in the energy sector. The Fund has also revised its fundamental policy regarding concentration to state:
The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry, provided that this restriction does not limit the Fund’s investments in (i) securities or other instruments issued or guaranteed by the U.S. government or its agencies or instrumentalities, and (ii) securities of other investment companies

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A redline showing the differences between Post-Effective Amendment No. 101 and Post-Effective No. 141 has been attached hereto for your convenience. If you have any questions or concerns about the information or responses set forth above, please call the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	Daphne G. Frydman, USCF Krisztina Nadasdy, Eversheds Sutherland